UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

BBVA Compass Bancshares, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Not applicable
(CUSIP Number)

Francisco Javier Rodríguez Soler Banco Bilbao Vizcaya Argentaria, S.A. Paseo de la Castellana, 81 28046 Madrid Spain Telephone number +34 91 537 7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2014
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not applicable	13D

1	NAME OF REPORTING PERSONS Banco Bilbao Vizcaya Argentaria, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 222,950,751
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 222,950,751
	10	SHARED DISPOSITIVE POWER Not applicable.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,950,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.00%
14	TYPE OF REPORTING PERSON BK, CO

Item 1. Security and Issuer.

      This Statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share, of BBVA Compass Bancshares, Inc., a corporation organized under Texas law (the “Company”). The Company’s principal executive offices are located at 2200 Post Oak Blvd, Houston, Texas.

   Item 2. Identity and Background.

     This Statement is filed by Banco Bilbao Vizcaya Argentaria, S.A., a bank organized under the laws of the Kingdom of Spain (“BBVA”). The address of the registered office of BBVA is Plaza de San Nicolás 4, 48005 Bilbao, Spain. The principal executive offices of BBVA are located at Paseo de la Castellana 81, Madrid, Spain. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of BBVA, reference is made to Exhibit A attached hereto and incorporated herein by reference.

     During the last five years, neither BBVA nor, to the best of its knowledge, any persons listed on Exhibit A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration.

     BBVA has used $117 million of working capital to subscribe for 2,226,875 new shares issued by the Company.

   Item 4. Purpose of Transaction.

      The Company, which is a wholly-owned subsidiary of BBVA, carried out a capital increase, consisting of 2,226,875 shares with a par value of $0.01 each, on March 17, 2014 which was fully subscribed by BBVA (the “Capital Increase”). The Company intends to use the proceeds of the Capital Increase to pay certain amounts due by the Company in connection with the acquisition of Simple Finance Technology Corp. and general corporate purposes.

      Except as set forth herein, none of BBVA, any person controlling BBVA, or to the best of BBVA’s knowledge, any of the persons named in Schedule A has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

  Item 5. Interest in Securities of the Issuer.

      (a) The information in rows (11) and (13) of the cover pages to this Statement are hereby incorporated by reference.

      (b) The information in rows (7) through (10) of the cover pages to this Statement are hereby incorporated by reference.

      (c) Except as set forth in this Statement, neither BBVA, nor any persons named in Item 2 above, has effected, during the 60 days preceding the date of this Schedule 13D, any transaction in any class of capital stock of the Company.

      (d) Except as set forth in this Statement, no other person is known by BBVA to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of the Company that may be deemed to be beneficially owned by BBVA as provided for herein.

       (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      BBVA entered into a Capital Contribution Agreement with the Company on March 17, 2014 in connection with the Capital Increase.  The information contained in the Exhibit to this Statement and the information contained in Item 4 above is hereby incorporated by reference herein and this Item 6 is qualified in its entirety by reference thereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Capital Contribution Agreement by and among Banco Bilbao Vizcaya Argentaria S.A. and BBVA Compass Bancshares, Inc., dated as of March 17, 2014.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2014

c
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Francisco Javier Rodríguez Soler
Name:	Francisco Javier Rodríguez Soler
Title:	M&A Manager

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF BBVA

     The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of BBVA. Unless otherwise indicated, the business address of each such person is c/o Banco Bilbao Vizcaya Argentaria, S.A. at Plaza de San Nicolás 4, 48005 Bilbao, Spain, and all of the directors and executive officers are citizens of the Kingdom of Spain, except for Ignacio Deschamps González who is a citizen of the Republic of Mexico.

PRESENT PRINCIPAL
DIRECTORS OF BBVA	OCCUPATION
Francisco González Rodríguez	Chairman and CEO of BBVA, since January 2000; Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.

Ángel Cano Fernández
President and Chief Operating Officer of BBVA, since September 2009. Director of Grupo Financiero BBVA Bancomer S.A. de C.V., BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, and Türkiye Garanti Bankasi A.Ş.

Tomás Alfaro Drake	Chairman of the Appointments Committee of BBVA. Director of Internal Development and Professor in the Finance department of Universidad Francisco de Vitoria.

Lourdes Máiz Carro	Independent Director of BBVA. Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España.

Ramón Bustamante y de la Mora	Independent Director of BBVA.

José Antonio Fernández Rivero	Chairman of the Risk Committee of BBVA.

Ignacio Ferrero Jordi	Chief Operating Officer of Nutrexpa, S.L.; Chairman and Chief Operating Officer of La Piara S.A.; Chairman of Aneto Natural.

Belén Garijo López	Chair of the International Executive Committee of PhRMA, ISEC (Parmaceutical Research and Manufacturers of America); President and CEO of Merck Serono.

José Manuel González-Páramo Martínez-Murillo	Executive Director of BBVA since May 29, 2013. Chairman of European DataWarehouse GmbH. Head of BBVA Global Economics, Regulation and Public Affairs.

Carlos Loring Martínez de Irujo	Chairman of the Compensation Committee of BBVA.

José Maldonado Ramos	External Director of BBVA.

José Luis Palao García-Suelto	Chairman of the Audit and Compliance Committee of BBVA.

Juan Pi Llorens	Independent Director of BBVA.

Susana Rodríguez Vidarte	Independent Director of BBVA; Full-time professor of Strategy at the School of Economics and Business Studies at Universidad de Deusto; Member of the Instituto de Contabilidad y Auditoría de Cuentas.

EXECUTIVE OFFICERS OF BBVA	PRESENT EMPLOYMENT
Francisco González Rodríguez	Chairman and Chief Executive Officer.

Ángel Cano Fernández	President and Chief Operating Officer.

Juan Ignacio Apoita Gordo	Head of Human Resources and Services.

Eduardo Arbizu Lostao	Head of Legal, Audit and Compliance Services.

Juan Asúa Madariaga	Head of Corporate and Investment Banking.

Manuel Castro Aladro	Head of Global Risk Management.

Ignacio Deschamps González	Head of Global Retail Business Lines & South America.

Ricardo Gómez Barredo	Head of Global Accounting and Information Management.

Ignacio Moliner Robredro	Global Communications and Brand Director.

Ramón Monell Valls	Head of Innovation & Technology.

Cristina de Parias Halcón	Head of Spain and Portugal.

Vincente Rodero Rodero	Head of Mexico.

Jaime Sáenz de Tejada	Head of Strategy and Finance.

Manuel Sánchez Rodriguez	Country Manager BBVA USA.

Carlos Torres Vila	Head of Digital Banking.